American Skandia Trust
For the period ended 06/30/05
File number 811-5186
                                SUB-ITEM 77D

                       THE PRUDENTIAL SERIES FUND, INC.
               SP State Street Research Small Cap Growth Portfolio

                           AMERICAN SKANDIA TRUST

              AST State Street Research Small Cap Growth Portfolio

                       Prospectuses dated May 1, 2004

                     Supplement dated January 26, 2005

Effective on or about January 31, 2005, BlackRock Advisors, Inc. ("BlackRock"), will replace State Street Research and Management Company ("State Street") as subadviser to the SP State Street Research Small Cap Growth Portfolio and the AST State Street Research Small Cap Growth Portfolio (the "Portfolios"). Effective on or about January 31, 2005, the corporate parent of BlackRock is expected to acquire State Street and reorganize its portfolio management functions. It is expected that BlackRock will serve as an interim subadviser to the Portfolios until approximately May 1, 2005.

Effective as of approximately May 1, 2005, it is expected that BlackRock will be terminated as subadviser to the Portfolios, and each of Neuberger Berman Asset Management ("Neuberger Berman") and Eagle Asset Management ("Eagle") will become the subadvisers to the Portfolios. Effective as of the date that Neuberger Berman and Eagle become the subadvisers to the Portfolios, the names of the Portfolios will change to the SP Small Cap Growth Portfolio and the AST Small Cap Growth Portfolio.

For The Prudential Series Fund, Inc. the following replaces the discussion in the section of the prospectus titled "How the Fund is Managed - Portfolio Managers." For American Skandia Trust, the following replaces the discussion in the section of the prospectus titled "Management of the Trust - Sub-advisors:"

BlackRock Advisors, Inc. (BlackRock) serves as interim subadviser for the SP State Street Research Small Cap Growth Portfolio and the AST State Street Research Small Cap Growth Portfolio. BlackRock, 100 Bellevue Parkway, Wilmington, DE 19809, is a subsidiary of PNC Financial Services Group and is a registered investment adviser. BlackRock, together with its advisory affiliates, has approximately $342 billion under management as of December 31, 2004.

Neil D. Wagner is the Fund's lead portfolio manager. Mr. Wagner, who has over 10 years of investment experience, has been a portfolio manager at BlackRock since 2002. Prior to joining BlackRock, Mr.
Wagner was a portfolio manager at MFS Investment Management.

Information regarding the portfolio managers for Neuberger
Berman and Eagle will be included in the May 1, 2005 prospectuses.